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08033185

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EdgePoint Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 PARK EAST DRIVE, Suite 160
(No. and Street)

BEST AVAILABLE COPY

BEACHWOOD (City) OHIO (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ZUCKER (216) 831-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARD, PALMER, SIBBISON & Co.
(Name – *if individual, state last, first, middle name*)

4545 HINCKLEY PARKWAY (Address) CLEVELAND (City) OHIO (State) 44109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 26 2008
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS C. ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EdgePoint Capital Advisors LLC, as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C. Zucker
Signature

President
Title

David W. Kuhr
Notary Public

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4-14-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEPOINT CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2008

EDGEPOINT CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

CONTENTS

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying balance sheet of EdgePoint Capital Advisors, LLC (an Ohio Limited Liability Company) as of September 30, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Card, Palmer, Sibbison + Co.

Cleveland, Ohio
November 26, 2008

FINANCIAL STATEMENTS

EDGEPOINT CAPITAL ADVISORS, LLC
BALANCE SHEET
SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 134,395
Refundable tax deposits		23,954
Prepaid expenses		3,701
Total current assets		162,050
FIXED ASSETS:		
Equipment	$ 14,099	
Furniture and fixtures	41,488	
	55,587	
Less: accumulated depreciation	19,976	
Total fixed assets, net		35,611
OTHER ASSETS:		
Member receivable	35,217	
Goodwill	28,750	
Deposits	9,071	
Total other assets		73,038
TOTAL ASSETS		$ 270,699

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Current portion, long-term debt	$ 16,896
Accounts payable	4,209
Accrued expenses	2,521
Total current liabilities	23,626
LONG-TERM DEBT, NET OF CURRENT PORTION	72,614
MEMBERS' EQUITY	174,459
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 270,699

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

FEE INCOME		$ 1,754,682
OPERATING EXPENSES		1,665,610
INCOME FROM OPERATIONS		89,072
OTHER INCOME (EXPENSE):		
Interest income	$ 5,195	
Interest expense	(23,626)	
Total other expense, net		(18,431)
INCOME BEFORE INCOME TAX EXPENSE		70,641
INCOME TAX EXPENSE		5,634
NET INCOME		$ 65,007

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

BALANCE, BEGINNING OF PERIOD	$ 142,225
CONTRIBUTED CAPITAL	121,237
DISTRIBUTIONS	(154,010)
NET INCOME	65,007
BALANCE, END OF PERIOD	$ 174,459

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 65,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation		8,908
(Increase) decrease in operating assets:		
Accounts receivable		21,661
Notes receivable		50,000
Prepaid expenses		(3,701)
Deposits		(25,782)
Member receivable		(34,704)
Increase (decrease) in operating liabilities:		
Accounts payable		4,209
401(k) payable		1,358
Other accrued expenses		335
NET CASH PROVIDED BY OPERATING ACTIVITIES		87,291
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment and furnishings		(32,424)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit activity, net	$ (89,150)	
Repayment of long-term debt	(38,523)	
Member contributions	121,237	
Member distributions	(154,010)	
NET CASH USED BY FINANCING ACTIVITIES		(160,446)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(105,579)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		239,974
CASH AND CASH EQUIVALENTS, END OF PERIOD		$ 134,395

The accompanying notes are an integral part of the financial statements.

1. NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer, pursuant to Rule 1014. The Company acts as an advisor on merger and acquisition transactions to privately held corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At September 30, 2008, there is no receivable balance or allowance.

Fixed assets

Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended September 30, 2008 was $8,908.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management fees to members

Management fees to members that are intended as reasonable compensation for services rendered are accounted for as Company expenses rather than an allocation of the Company's net income. Payments that are intended as payment of interest on members' equity accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

3. DEFINED CONTRIBUTION PLAN

The Company participates in a defined contribution retirement plan. The plan covers all employees of the Company and is based upon earnings. The Company will provide a Safe Harbor Matching Contribution in an amount equal to 100% of the participant's elective deferrals not to exceed four percent (4%) of a participant's compensation. The Company may contribute a discretionary amount as determined by the members. Such additional contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended September 30, 2008, the Company made contributions of $8,720 to the plan.

4. LINE OF CREDIT

The Company has a revolving line of credit agreement with a financial institution. The maximum available under this agreement is $250,000. Outstanding borrowings bear interest at prime plus one percent (1%). At September 30, 2008 prime was 5.0%. Interest is payable monthly. At September 30, 2008 there was no outstanding balance on the line of credit.

5. LONG-TERM DEBT

As of September 30, 2008, long-term liabilities consisted of the following:

Installment loan due April, 2013 with equal monthly payments of principal and interest to fully amortize the loan until maturity. Interest is accrued on unpaid principal at prime plus three percent (3%). At September 30, 2008 prime was 5.0%.	$	89,510
Less current portion		16,896
	$	72,614

5. LONG-TERM DEBT (Continued)

Maturity of long-term debt is as follows as of September 30:

2009	$	16,896
2010		18,298
2011		19,817
2012		21,462
2013		13,037
	$	89,510

6. LEASE COMMITTMENTS

The Company leases office space from an unrelated party. Terms of the lease call for monthly payments of $5,772. The lease expires in December 2012. Future minimum rentals under the lease, exclusive of payments for maintenance, taxes, and insurance for which the Company is also responsible, for the years ended September 30,

2009	$	69,265
2010		69,265
2011		69,265
2012		69,265
2013		17,316
	$	294,376

Total rent expense under this lease for the year ended September 30, 2008 was $63,467.

7. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the members in their individual income tax returns. Accordingly, there is no provision for federal or state income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

The provision for income taxes for the year ended September 30, 2008 consists of the following:

Current:		
Local	$	5,634

8. CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	23,029
Income taxes	$	5,075

9. GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended September 30, 2008.

SUPPLEMENTAL INFORMATION

EDGEPOINT CAPITAL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2008

Members' equity		$ 174,459
Deductions and/or charges:		
Non allowed assets:		
Equipment, fixtures and furniture, net	$ 35,611	
Rent deposit	9,071	
Tax deposit	23,954	
Prepaid expenses	3,701	
Goodwill	28,750	
Member receivable	35,217	
		136,304
Net capital before haircuts on securities positions		38,155
Less haircuts on securities		(199)
Net Capital		$ 37,956
Aggregate Indebtedness		$ 96,240
Computation of basic net capital requirement- 12.5% of aggregate indebtedness		$ 12,030
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 12,030
Excess of Net Capital Over Minimum Requirements		$ 25,926
Percentage of Aggregate Indebtedness to Net Capital		254 %

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of September 30, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 39,111
Audit adjustment to accrue interest payable	(597)	
Audit adjustment to accrue tax payable	(558)	
Total adjustments		(1,155)
Net capital per above		$ 37,956

See independent auditor's report

END